UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 16) *

Cassava Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 per value share

(Title of Class of Securities)

14817C 107

(CUSIP Number)

Eric Schoen – Chief Financial Officer

7801 N Capital of Texas Highway, Suite 260

Austin, TX 78731

(512) 501-2450

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14817C 107	13G	Page 2 of 5

1.		NAME OF REPORTING PERSONS Remi Barbier
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,532,888
	6	SHARED VOTING POWER 482,894
	7	SOLE DISPOSITIVE POWER 1,532,888
	8	SHARED DISPOSITIVE POWER 482,894
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,015,782
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14817C 107	13G	Page 3 of 5

Item 1.  (a)      Name of Issuer

Cassava Sciences, Inc.

Item 1. (b)      Address of Issuer’s Principal Executive Offices

7801 N Capital of Texas Highway, Suite 260, Austin, TX 78731

Item 2. (a)      Name of Person Filing

Remi Barbier

Item 2. (b)      Address of the Principal Office or, if none, residence

7801 N Capital of Texas Highway, Suite 260, Austin, TX 78731

Item 2. (c)      Citizenship

USA

Item 2. (d)      Title of Class of Securities

Common Stock

Item 2. (e)      CUSIP Number

14817C 107

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or

(c), check whether the person filing is a:

(a)      ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)      ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)      ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      ☐  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)       ☐  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)      ☐  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)      ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)       ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)       ☐  A non-U.S. institution in accordance with §240,13d-1(b)(1)(ii)(J);

(k)      ☐  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 14817C 107	13G	Page 4 of 5

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned: 2,015,782

(b)      Percent of class: 5.6%

(c)      Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote 1,532,888

(ii)     Shared power to vote or to direct the vote 482,894

(iii)    Sole power to dispose or to direct the disposition of 1,532,888

(iv)    Shared power to dispose or to direct the disposition of 482,894

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.      Identification and Classification of Members of the Group.

Item 9.      Notice of Dissolution of Group.

Item 10.    Certification.

(a)      The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)      The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 14817C 107	13G	Page 5 of 5

February 16, 2021
Date

/s/ Remi Barbier
Signature

Remi Barbier, President, Chief Executive Officer and Chairman of the Board of Directors
Name and Title